Exhibit 99.1

Akanda Corp. Announces Reverse Stock Split

TORONTO, ON January 8, 2026 — Akanda Corp. (NASDAQ: AKAN) (the “Company” or “Akanda”), today announced that it expects to implement a 1-for-5 reverse stock split of the Company’s common shares effective January 12, 2026. The reverse stock split was previously approved by the Company’s shareholders on November 28, 2025 and Board of Directors on December 23, 2025 and will begin trading on an adjusted basis giving effect to the reverse stock split at the opening of market on January 12, 2026 under the existing ticker symbol “AKAN”. The new CUSIP number of the Company’s common shares will be 00971M601 and the new ISIN code will be CA00971M6018.

In accordance with the proposal approved by the Company’s shareholders on November 28, 2025, the Company may effect one or more future consolidations of the Company’s issued and outstanding common shares and on the basis of a consolidation ratio to be selected by the Board, in its sole discretion, within a range between two pre-consolidation common shares for one post-consolidation common share and 100 pre-consolidation common shares for one post-consolidation common share, on such dates as the Board may determine. Since then, the Board has determined to approve a reverse split within the 2-for-100 aggregate ratio approved by shareholders, by fixing the split ratio at 5:1, so that every five common shares of the Company would be automatically combined into one common share. This will reduce the number of outstanding common shares of the Company from approximately 10.1 million to approximately 2.0 million. The reverse stock split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding common shares, except for adjustments that may result from the treatment of fractional shares.

Outstanding Company options, warrants and other applicable convertible securities will be proportionately adjusted in accordance with their respective terms. No fractional shares will be issued in connection with the reverse stock split. In the event that a shareholder would otherwise be entitled to receive a fractional common share, such fraction will be rounded down to the nearest whole number. No cash will be paid in lieu of fractional post-reverse split common shares.

Vstock Transfer is acting as exchange agent for the reverse stock split and will send instructions to any shareholders of record who hold stock certificates regarding the exchange of certificates. Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after January 12, 2026. Such beneficial holders may contact their bank, broker, or nominee for more information. Vstock Transfer may be reached for questions at (212) 828-8436.

Additional information concerning the reverse stock split can be found in the Company’s Notice of Special Meeting of Shareholders of Akanda Corp., which was held on November 28, 2025, and accompanied Management Information Circular, each filed with the Securities and Exchange Commission on November 10, 2025 on a Report on Form 6-K. The Company will file Articles of Amendment with the Ontario Ministry of Public and Business Service Delivery in advance of the market effective date of the reverse stock split on January 12, 2026.

—Ends—

For further information contact:

AKANDA CORP. GENERAL ENQUIRIES

E: ir@akandacorp.com

About Akanda Corp.

Akanda Corp., through its cannabis subsidiaries with operations in Canada, is dedicated to cultivating and distributing high-quality cannabis and wellness products that improve lives. Its mission is to provide safe, reliable, and accessible cannabis products to consumers worldwide while promoting sustainable business practices.

First Towers & Fiber Corp., a wholly-owned subsidiary of Akanda Corp. (Nasdaq: AKAN), is focused on tower development and operating its 700+km fiber optic network in the attractive wireless market of Mexico, with an intention to expand to other Latin American countries.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example, the Company’s ability to regain compliance with applicable Nasdaq standards or comply with the continued listing standards of Nasdaq even if the Company regains compliance. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the pandemics on Akanda’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which Akanda operates; the risk that Akanda and its current and future collaborators are unable to successfully develop and commercialize Akanda’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that Akanda is unable to secure or protect its intellectual property; the possibility that Akanda may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in Akanda’s filings from time to time with the Securities and Exchange Commission.